UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( Ö )        No Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (    )                    No ( Ö )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated August 14, 2004. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST HALF RESULTS FOR FISICAL YEAR 2004

Seoul, Korea, August 14, 2004 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2004.

The Company reported total revenues of 30,408 million won for the first half of 2004, decreased by 9.2 percent from total revenues of 33,470 million won for the first half of 2003. And, gross profit for the first half of 2004 was 7,646 million won increased by 30.8 percent from gross profit of 5,846 million won for the first half of 2003. Mirae accounted 1,411 million won of operating loss that improved its operating loss by 60.5 percent from 3,571 million of operating loss for the first half of 2003. Moreover, Mirae accounted 1,778 million won of ordinary loss and net loss, respectively, for the first half of the fiscal year 2004; whereas, ordinary profit and net profit of 19,621 million won for the first half of the fiscal year 2003.

[Table 1.] Summary of Operating Results of FY 2004 1H vs. FY 2003 1H

(Unit: in million Korean won, %)

Category	FY 2004 1H	FY 2003 1H	% Change	Comment
Revenues	30,408	33,471	-9.2

Gross profit	7,646	5,846	+30.8

Operating income (loss)	(1,411)	(3,571)	-60.5	Operating loss decreased by 60.5%

Ordinary income (loss)	(1,778)	19,621		Turnover Ordinary loss

Net income (loss)	(1,778)	19,621		Turnover Net loss

Even though total revenues decreased for the first half of 2004 slightly, but operating loss decreased by 60.5%. The good news widespread with booming semiconductor industry, the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and it’s profit margin. Thanks to the global information technology (IT) rebound and ever-increasing demand from newly emerging markets, Mirae believes the signal of improvement, specially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2004 1H	FY 2003 1H
Asia	19.7	9.6
Europe	9.4	4.7
US	13.8	23.7
Overseas Total	42.9	38.0
Domestic	57.1	62.0
Total	100.0	100.0

Each division fully portrays its figures for the first half of 2004 as follows. Semiconductor Equipment Division distributed sales of 16,815 million won, or 0.4 percent decrease, for the first half of 2004 from 16,744 million won for the same period of 2003. The semiconductor equipment industry is expected to grow continuously in 2004; and our SE sales are expected to show its strong growth in this year. SMD Placement System Division (SMT) generated revenues of 12,123 million won for the first half of 2004, increased by 29.7 percent from 9,349 million won for the first half of 2003. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 55.3 percent, 39.9 percent and 4.8 percent, respectively, for the first half of 2004.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2004 1H	FY 2003 1H	% Change
SE Division	16,815	16,744	-0.4
SMT Division	12,123	9,349	+29.7
Other	1,470	7,378	-80.0
Total	30,408	33,471	-9.2

Highlights of FY 2004 1H

February 23, 2004

•	Inclusion of an affiliate, GLD Co., Ltd.

Invested amount: 1,200 million won

Shareholding Ratio: 80.0%

March 19, 2004

•	The Resolution of the 13th Annual Shareholder’s Meeting

•	Approval of Balance Sheet, Income Statement and Appropriations of Retained Earnings for the FY 2003

•	Approval of selective amendments to the Articles of Incorporation

•	Approval of Appointment of New Director

•	Approval of Director’s Remuneration Ceiling

•	Approval of Management’s Severance Payment Plan

•	Approval of Grant of Stock Option

April 9, 2004

•	The sales consignments contract of CyberBank Corporation.

April 21, 2004

•	Exclusion of an affiliate, Mobile Game Co., Ltd.

May 14, 2004

•	Guarantee payment for Cyberbank Corporation

Total amount of guarantee: 15,000 million won

July 21, 2004

•	The contract of introduction of technology, P&I Corporation

To maximize the company’s profit margin through the new business, we paid 1,000 million won of initial royalty and running royalty to be confirmed.

August 9, 2004

•	The contract of introduction of technology, GLD Co., Ltd

To maximize the company’s profit margin through the new business, we paid 500 million won and terms of contract is from August 9, 2004 to August 9, 2009. After the term it will be automatically extended if there is no objection by letter

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean

GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the first half of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2004

DECEMBER 31, 2003

(In millions of Korean won)

Category	2004 1H		2003
ASSETS
CURRENT ASSETS :		92,046,755,670		95,216,108,794
Quick Assets:		75,909,918,093		85,631,313,995
Cash and cash equivalents		18,888,058,889		19,727,231,011
Short-term financial instruments		18,280,000,000		10,124,000,000
Short-term marketable securities		1,163,792,117		20,850,082,192
Marketable securities		98,522,520		2,710,000
Accounts receivable - trade	49,649,017,848		44,899,705,108
Allowance for bad debts	(-)17,098,385,077		(-)16,438,187,493
Present value discount account	(-)255,322,590	32,295,310,181	—	28,461,517,615
Short-term loan		200,591,765		100,102,340
Accounts receivable - other	4,083,946,922		3,634,312,157
Allowance for bad debts	(-)488,112,081	3,595,834,841	(-)411,123,981	3,223,188,176
Accrued interest income		265,485,652		90,363,961
Advance payments and others	2,607,255,726		4,064,599,367
Allowance for bad debts	(-)1,664,658,803	942,596,923	(-)1,387,842,131	2,676,757,236
Prepaid expenses		79,663,365		69,812,960
Prepaid income taxes		100,061,840		305,548,504
Inventories		16,136,837,577		9,584,794,799
NON-CURRENT ASSETS :		109,701,551,645		101,794,692,293
Investment assets:		32,003,969,210		29,683,955,676
Long-term and restricted bank deposits		573,201,850		567,906,950
Investment securities		2,477,748,210		2,477,748,210
Investment securities on Affiliates		18,534,332,901		17,273,344,648
Guarantee deposits, net	4,424,462,121		3,314,354,754
Allowance for bad debts	(-)1,050,000,000	3,374,462,121	(-)1,050,000,000	2,264,354,754
Long-term receivables	5,021,750,000		5,021,750,000
Present value discount account	(-)270,076,472	4,751,673,528	(-)397,882,028	4,623,867,972
Long-term loans and others	8,656,110,600		8,840,293,142
Allowance for bad debts	(-)6,649,000,000	2,007,110,600	(-)6,649,000,000	2,191,293,142
Other investment		285,440,000		285,440,000
Tangible assets:		72,034,444,315		68,937,128,819
Land		15,374,824,772		15,374,824,772
Buildings	54,736,378,086		54,442,378,086
Depreciation and amortization	(-)6,750,827,288	47,985,550,798	(-)6,046,073,286	48,396,304,800

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2004

DECEMBER 31, 2003

(In millions of Korean won)

Category	2004 1H		2003
Structures	168,777,275		168,777,275
Depreciation and amortization	(-)64,931,520	103,845,755	(-)62,401,744	106,375,531
Machinery and equipment	3,297,230,011		2,693,700,011
Depreciation and amortization	(-)2,475,042,559	822,187,452	(-)2,355,311,025	338,388,986
Vehicles and transportation	610,907,847		653,687,799
Depreciation and amortization	(-)375,688,415	235,219,432	(-)435,275,831	218,411,968
Other tangible assets	28,130,732,394		27,386,901,062
Depreciation and amortization	(-)23,857,735,436	4,272,996,958	(-)22,884,078,300	4,502,822,762
Construction in-progress		3,239,819,148		—
Intangible assets		5,663,138,120		3,173,607,798
Industrial rights		1,204,927,761		1,010,267,486
Development cost		4,141,020,842		1,782,558,327
other intangible assets		317,189,517		380,781,985
TOTAL ASSETS		201,748,307,315		197,010,801,087
LIABILITIES
CURRENT LIABILITIES :		31,550,998,290		26,704,875,276
Accounts payable - trade		4,470,422,358		2,602,944,151
Short-term borrowings		18,844,161,607		18,151,783,656
Accounts payable - other		1,801,187,559		1,815,340,475
Advance receipts from customers		682,854,573		146,124,573
Withholdings		407,707,558		230,741,829
Accrued expenses and other		1,591,798,671		1,669,082,463
Accrued dividends		768,090		768,090
Short-term guarantee deposits received		1,411,519,500		300,500,000
Other current liabilities		313,374		—
Liquid long-term liabilities		2,340,265,000		1,787,590,039
LONG-TERM LIABILITIES :		14,493,929,412		13,360,708,743
Long-term borrowings		9,845,492,060		7,745,136,099
Long-term guarantee deposits received		2,343,445,000		3,616,020,000
Accrued severance indemnities, net		2,304,992,352		1,999,552,644
Total Liabilities		46,044,927,702		40,065,584,019
SHAREHOLDERS’ EQUITY :
Capital Stock:		17,918,600,000		17,918,600,000
Common shares		17,918,600,000		17,918,600,000
Capital surplus :		129,883,675,772		129,883,675,772
Additional paid-in capital		129,883,675,772		129,883,675,772
Retained earnings(Accumulated deficit) :		225,256,071		2,116,104,617
Appropriated		225,256,071		2,116,104,617
(Net income: (-)1,777,626,936 won
Net income: 2,116,104,617
Capital adjustments :		7,675,847,770		7,026,836,679
Treasury stock		(-)4,343,593,079		(-)4,343,593,079
Unrealized gain on investment securities		392,520		—
Gain on valuation of investment securities		10,942,717,050		10,770,406,336
Additional paid-in capital - employee stock options		1,076,331,279		713,245,032
Loss on disposal of treasury stock		—		(-)113,221,610
Total Shareholders’ Equity		155,703,379,613		156,945,217,068
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		201,748,307,315		197,010,801,087

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP

FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(In millions of Korean won, except per share data)

Category	2004 2Q		2004 1H		2003 2Q		2003 1H
REVENUES		15,752,199,102		30,407,889,047		12,329,419,628		33,470,637,296
COST OF SALES		12,132,754,059		22,761,995,709		10,305,879,472		27,624,830,379
GROSS PROFIT		3,619,445,043		7,645,893,338		2,023,540,156		5,845,806,917
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		4,608,179,202		9,057,268,912		4,170,164,380		9,416,826,972
OPERATING INCOME (LOSS)		988,734,159		1,411,375,574		2,146,624,224		3,571,020,055
OTHER INCOMES:		1,377,038,675		2,354,711,899		31,075,164,329		30,296,628,294
Interest income	262,348,213		471,465,271		689,867,186		946,549,923
Rental income	227,144,159		478,108,327		192,890,110		355,544,000
Service income	181,845,498		369,393,981		140,208,488		294,232,171
Gain on disposition of short-term marketable securities	309,509,471		396,779,117		94,398,723		293,557,196
Gain on valuation of short-term marketable securities	41,517,483		74,323,279		2,236,942,062		860,383,920
Gain on disposition of long-term investment securities	—		—		4,407,303		4,407,303
Gains on foreign exchange	56,442,807		62,168,094		71,092,601		308,868,471
Gain on foreign translation	160,804,782		292,701,112		255,225,269		86,453,125
Gain on disposition of long-term marketable securities	—		—		26,939,611,191		26,939,611,191
Gain on valuation of affiliates	35,821,143		74,292,101		372,492,988		—
Gains on disposal of tangible assets	—		9,627,674		5,019,125		131,369,468
Reversal of other specific reserve	90,077,053		90,077,053		—		—
Other incomes	11,528,066		35,775,890		73,009,283		75,651,526
Total other incomes
OTHER EXPENSES:		1,724,164,507		2,720,963,261		6,612,721,866		7,104,310,577
Interest expense	550,995,705		842,807,323		496,158,080		1,030,495,264
property administrative expenses	248,851,046		512,258,048		220,590,553		407,944,158
Loss on disposition of short-term marketable securities	160,727,191		161,169,499		—		—
Loss on valuation of shore-term marketable securities	173,420,623		2,051,935		—		245,239,650
Loss on disposal of long-term marketable securities	1,741,330		2,011,546		97,300		97,300
Loss on disposal of accounts receivable - trade	11,806,071		11,806,071		—		—
Provision for doubtful other accounts	339,431,718		353,804,772		560,049,366		561,336,043
Foreign exchange losses	48,826,032		136,692,349		73,292,527		129,614,544
Foreign translation losses	—		509,985,927		947,618,300		171,364,977
Loss on valuation of inventories	—		—		1,629,787,660		1,722,546,864
Loss on disposition of inventories	—		—		633,319,320		633,319,320
Loss on disposition of Investment securities	2,750,000		2,750,000		—		41,000,000
Loss from impairment of long-term investment securities	—		—		1,761,636,567		1,761,636,567
Loss on disposal of investment securities by equity method	—		—		286,235,965		286,235,965
Equity in losses of affiliates	—		—		—		100,472,052
Others	185,614,791		185,625,791		3,936,228		13,007,873
Total other expenses
ORDINARY PROFIT (LOSS)		(-)1,335,859,991		(-)1,777,626,936		22,315,818,239		19,621,297,662
INCOME (LOSS) BEFORE TAX EXPENSE		(-)1,335,859,991		(-)1,777,626,936		22,315,818,239		19,621,297,662
INCOME TAX EXPENSE (BENEFIT)		—		—		—		—
NET INCOME(LOSS)		(-)1,335,859,991		(-)1,777,626,936		22,315,818,239		19,621,297,662
NET INCOME(LOSS) PER SHARE (In Korean won)		(-)7		(-)10		151		133

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED JUNE 30, 2003

SIX MONTHS ENDED JUNE 30, 2003

(In millions of Korean won)

Category	2004 2Q		2004 1H		2003 2Q		2003 1H
CASH FLOWS FROM OPERATING ACTIVITIES :		(-)5,050,175,164		(-)6,059,582,666		(-)8,336,328,687		(-)9,781,663,762
Net income (loss)	(-)1,335,859,991		(-)1,777,626,936		22,315,818,239		19,621,297,662
Expenses not involving cash payments :
Provision for severance indemnities	285,238,533		890,112,719		200,284,885		512,290,760
Allowance for bad debts	262,890,110		1,047,194,584		472,980,018		2,264,222,054
Depreciation and amortization	1,005,465,960		1,935,907,472		1,111,163,341		2,178,622,067
Loss from depreciation of intangible assets	107,126,597		207,535,993		94,787,678		187,604,540
Compensation cost related to stock options	215,746,710		363,086,247		74,302,187		133,847,201
Other allowance for bad debts	339,431,718		353,804,772		560,049,366		561,336,043
Loss on disposition of Investment securities	1,741,330		2,011,546		97,300		97,300
Loss on disposition of short-term marketable securities	160,727,191		161,169,499		—		—
Loss from valuation of short-term securities	173,420,623		2,051,935		—		245,239,650
Loss from foreign currency translation	—		449,696,338		505,025,065		81,730,775
Loss from valuation of inventories	—		—		1,629,787,660		1,722,546,864
Loss from disposal of inventories	—		—		633,319,320		633,319,320
Loss from disposal of securities	2,750,000		2,750,000		—		41,000,000
Loss from impairment of long term investment securities	—		—		1,761,636,567		1,761,636,567
Loss on disposal of investment securities by equity method	—		—		286,235,965		286,235,965
Equity in losses of affiliate	—		—		—		100,472,052
Others	185,614,562		185,614,562		—		—
Sub total	2,740,153,334		5,600,935,667		7,329,669,352		10,710,201,158
Income not involving cash receipts :
Interest income	132,554,703		132,554,703		293,343,264		370,853,776
Gain on disposition of short-term marketable securities	309,509,471		396,779,117		94,398,723		293,557,196
Gain on valuation of short-term marketable securities	41,517,483		74,323,279		2,236,942,062		860,383,920
Gain on disposition of long-term investment securities	—		—		4,407,303		4,407,303
Gains on foreign exchange	160,804,782		292,701,112		255,225,269		86,453,125
Gain on disposition of long-term marketable securities	—		—		26,939,611,191		26,939,611,191
Gain on valuation of affiliates	35,821,143		74,292,101		372,492,988		—
Gains on disposal of tangible assets	—		9,627,674		5,019,125		131,369,468
Gains on Valuation of Foreign Exchange Forward Contracts	90,077,053		90,077,053		—		—
Sub total	(-)770,284,635		(-)1,070,355,039		(-)30,201,439,925		(-)28,686,635,979
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(-)6,307,827,855		(-)5,290,792,266		(-)68,842,555		(-)9,495,515,867
Accounts receivable - others	236,523,328		(-)449,634,765		(-)5,013,714,177		(-)4,782,022,100
Accrued income	(-)70,840,492		(-)85,044,638		(-)41,960,893		8,239,194
Advance payment	2,824,369,082		1,457,343,641		6,491,437,272		6,208,059,429
Prepaid expenses	(-)34,549,965		(-)9,850,405		98,070,271		236,133,640
Prepaid income tax	239,199,554		205,486,664		342,087,923		265,377,355
Inventories	(-)595,326,144		(-)6,552,042,778		(-)3,331,810,461		1,357,859,403
Accounts payable - trade	(-)1,354,701,181		1,874,098,805		(-)4,736,485,698		(-)3,737,405,632
Accounts payable - other	(-)287,453,268		(-)14,152,916		(-)339,183,110		(-)340,918,124
Advance receipts from customers	(-)29,215,546		536,730,000		(-)74,824,627		(-)169,878,218
Withholdings	(-)18,043,371		176,965,729		194,282,687		152,289,987
Accrued expenses	191,017,012		(-)77,283,792		(-)422,160,456		43,388,899
Unearned income	(-)601,643		—		53,161,643		53,161,643
Other current liabilities	296,534		313,374		(-)3,287,910		(-)3,956,850
Severance indemnity payments	(-)477,029,917		(-)584,673,011		(-)927,146,262		(-)1,221,339,362
Sub total	(-)5,684,183,872		(-)8,812,536,358		(-)7,780,376,353		(-)11,426,526,603
CASH FLOWS FROM INVESTING ACTIVITIES :		2,116,966,087		1,624,063,232		17,040,335,582		14,879,740,836
Cash in flows from investing activities:
Decrease in short-term financial instruments	—		—		2,488,795,951		6,772,884,701
Decrease in short-term investment securities	18,810,088,239		19,994,171,037		6,928,177,279		6,875,408,075
Decrease in long-term marketable securities	—		698,454		1,752,803,913		1,752,803,913
Decrease in short-term loans	—		—		171,521,599		171,521,599
Proceeds from disposal of investment securities	—		—		4,512,215,400		4,512,215,400
Decrease in investment securities by equity method	—		—		212,442,000		212,442,000
Decrease in guarantee deposits	391,071,310		391,071,310		773,226,903		1,245,280,903
Decrease in long-term account receivables	—		—		2,000,000,000		2,000,000,000
Decrease in long-term loans	245,874,582		337,182,542		56,395,875		56,395,875
Proceeds from disposal of land	—		—		—		150,644,523
Proceeds from disposal of buildings	—		—		—		466,600,932
Proceeds from disposal of vehicles and transportations	—		44,063,381		—		4,090,909
Proceeds from disposal of other tangible assets	24,308,660		24,308,660		78,161,402		81,021,402

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED JUNE 30, 2003

SIX MONTHS ENDED JUNE 30, 2003

(In millions of Korean won)

Category	2004 2Q		2004 1H		2003 2Q		2003 1H
Short-term guarantee deposits received	26,914,500		57,679,500
Long term guarantee deposits received	52,950,000		52,950,000		75,525,000		1,635,525,000
Sub total	19,551,207,291		20,902,124,884		19,049,265,322		25,936,835,232
Cash out flows from investing activities:
Increase in short-term financial instruments	9,800,000,000		8,156,000,000		—		—
Increase in short-term marketable securities	—		—		—		—
Increase in marketable securities	90,391,330		98,130,000		—		—
Increase in long-term financial instruments	2,762,250		5,294,900		1,898,850		3,797,700
Increase in investment securities	—		—		—		1,000,000,000
Increase in investment securities by equity method	—		1,200,000,000		—		70,000,000
Increase in guarantee deposits	865,000,000		1,503,928,677		538,176,000		847,976,000
Increase in short-term loans	3,096,064		100,489,425
Increase in long-term loans	138,000,000		153,000,000		135,811,775		6,830,591,375
Acquisition of land	—		—		—		43,404,759
Acquisition of buildings	294,000,000		294,000,000		—		72,992,238
Acquisition of machinery	473,030,000		603,530,000		—		78,858,085
Acquisition of vehicles and transportation	—		108,130,789
Acquisition of other tangible assets	296,891,837		846,487,398		436,269,533		763,413,395
Increase in construction in-progress	3,239,819,148		3,239,819,148		585,164,400		585,164,400
Acquisition of industrial rights	163,645,827		270,311,548		86,686,721		245,021,918
Increase in research and development costs	1,795,419,748		2,426,754,767		224,922,461		515,874,526
Decrease in short-term guarantee deposits	50,000,000		50,000,000
Decrease in long term guarantee deposits received	222,185,000		222,185,000
Sub total	(-)17,434,241,204		(-)19,278,061,652		(-)2,008,929,740		(-)11,057,094,396
CASH FLOWS FROM FINANCING ACTIVITIES:		4,633,933,312		3,596,347,312		(-)3,371,917,512		(-)8,439,252,570
Cash in flows from financing activities:
Decrease in treasury stock	—		—		—		373,582,800
Increase in short-term loans	1,729,963,951		692,377,951
Increase in long-term loans	3,500,000,000		3,500,000,000
Sub total	5,229,963,951		4,192,377,951		—		373,582,800
Cash out flows from financing activities:
Decrease in short-term borrowings	—		—		3,371,917,512		8,812,835,370
Decrease in liquid long-term liabilities	596,030,639		596,030,639
Sub total	(-)596,030,639		(-)596,030,639		(-)3,371,917,512		(-)8,812,835,370
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,700,724,235		(-)839,172,122		5,332,089,383		(-)3,341,175,496
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		17,187,334,654		19,727,231,011		2,746,577,072		11,419,841,951
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		18,888,058,889		18,888,058,889		8,078,666,455		8,078,666,455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2004

By	MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team